Exhibit 99.1

News Release

Weatherford Announces First Quarter 2026 Results
•First quarter revenue of $1,152 million decreased 3% year-over-year
•First quarter operating income of $123 million decreased 13% year-over-year
•First quarter net income of $108 million increased 42% year-over-year; net income margin of 9.4%
•First quarter adjusted EBITDA* of $233 million, decreased 8% year-over-year; adjusted EBITDA margin* of 20.2% decreased 98 basis points year-over-year
•First quarter cash provided by operating activities of $136 million and adjusted free cash flow* of $85 million
•Shareholder return of $30 million for the quarter, which included dividend payments of $20 million and share repurchases of $10 million
•Awarded a multi-year Integrated Completions contract to support offshore operations in Denmark by TotalEnergies
•Awarded a five-year contract to provide TRS for offshore operations in Vietnam by Phu Quoc POC
•Announced proposal to reorganize its corporate structure by redomesticating from Ireland to the United States, with Texas as the company’s new legal home

*Non-GAAP - refer to the section titled Non-GAAP Financial Measures Defined and GAAP to Non-GAAP Financial Measures Reconciled

Houston, April 21, 2026 – Weatherford International plc (NASDAQ: WFRD) (“Weatherford” or the “Company”) announced today its results for the first quarter of 2026.
Revenues for the first quarter of 2026 were $1,152 million, a decrease of 3% year-over-year and a decrease of 11% sequentially. Operating income in the first quarter of 2026 was $123 million, a decrease of 13% year-over-year and a decrease of 38% sequentially. Net income in the first quarter of 2026 was $108 million, with a 9.4% margin, an increase of 42%, or 300 basis points, year-over-year, and a decrease of 22%, or 133 basis points, sequentially. Adjusted EBITDA* was $233 million, with a 20.2% margin*, a decrease of 8% or 98 basis points, year-over-year, and a decrease of 20% or 235 basis points, sequentially. Basic income per share in the first quarter of 2026 was $1.50, an increase of 44% year-over-year, and a decrease of 22% sequentially. Diluted income per share in the first quarter of 2026 was $1.49, an increase of 44% year-over-year and a decrease of 22% sequentially.
First quarter 2026 cash flows provided by operating activities were $136 million, a decrease of 4% year-over-year, and a decrease of 49% sequentially. Adjusted free cash flow* was $85 million, an increase of 29% year-over-year, and a decrease of 62% sequentially. Capital expenditures were $54 million in the first quarter of 2026, a decrease of 30% year-over-year, and an increase of 6% sequentially.
Girish Saligram, President and Chief Executive Officer, commented, “I am deeply grateful to and proud of the One Weatherford team for delivering excellent operating results in the midst of a very complex and challenged environment in the first quarter. With significant operational disruptions in the Middle East, we stayed focused on what matters the most - protecting our employees, maintaining continuity of operations for our customers, and controlling the variables we could. While we faced losses in revenue and increased costs due to the Iran conflict, we were able to offset the impact of those through additional contributions from other parts of the business.
In parallel, we remain committed to advancing our strategic priorities to create value for all our stakeholders by simplifying processes and reducing structural costs. Our proposal to redomesticate from Ireland to the United States and specifically Texas, represents a significant step towards simplifying our operating structure and reducing administrative and compliance complexity.
Looking ahead, we expect the operational disruptions in the Middle East to cloud near term visibility as the geopolitical backdrop remains volatile and therefore creates uncertainty. Given the likelihood that it will take at minimum several weeks for activity levels to normalize, logistics to stabilize and incremental costs to come down, our second quarter results are expected to be softer than previously anticipated, with performance within the range dependent on the timing of these factors. At the same time, assuming that the conflict is fully behind us by the end of the quarter, we have increased confidence in the second-half ramp that positions us for a stronger 2027.
As a result, we are maintaining our second half guidance and the total year guidance on adjusted free cash flow generation remains intact. We have a strong balance sheet and are bullish about the medium-to-long term outlook, which is supported by energy security priorities and sustained upstream investment.”
*Non-GAAP - refer to the section titled Non-GAAP Financial Measures Defined and GAAP to Non-GAAP Financial Measures Reconciled

Operational & Commercial Highlights
•Phu Quoc POC awarded Weatherford a five-year contract to provide Tubular Running Services (“TRS”) for offshore operations in Vietnam.
•TotalEnergies awarded Weatherford a multi-year Integrated Completions contract to support offshore operations in Denmark.
•PTTEP awarded Weatherford an 18-month contract extension to provide Drilling Services on Rig 15 in Thailand.
•A major operator awarded Weatherford a two-year contract to provide Wireline services in Turkey.
•Almex Plus Firm LLP awarded Weatherford a one-year contract to provide Managed Pressure Drilling (“MPD”) in Kazakhstan.
•A major operator awarded Weatherford two contracts to provide MPD and Subsea Intervention in Brazil.
•HOCOL S.A. awarded Weatherford a three-year contract to provide Wireline services in Colombia.
•A major operator awarded Weatherford a three-year contract to provide Wireline in Canada.
•A major operator awarded Weatherford a four-year contract to provide Cementation Products and Liner Hangers services in Denmark.
•Stogit awarded Weatherford a six-year contract to provide Completions tools and services in Italy.
•A National Oil Company awarded Weatherford a two-year contract to provide Well Services in the United Arab Emirates (“UAE”).
•A major operator awarded Weatherford an 18-month contract to provide TRS in Cyprus.
•Shell awarded Weatherford a multi-year contract to provide Artificial Lift products and services for its operations in Vaca Muerta, Argentina.
•A major operator awarded Weatherford two contracts to provide Completions and Digital Solutions in Canada.
•Agiba Petroleum Company (Eni JV) awarded Weatherford two year contract for Artificial Lift downhole pumps in Egypt.

Technology Highlights
•Drilling & Evaluation (“DRE”)
◦In Saudi Arabia, Weatherford set a new global record for extended-reach Wireline work, logging 29,121 ft measured depth with the Compact Well Shuttle system. The run surpassed Weatherford’s 2024 mark and shows stronger capability to evaluate long, highly deviated wells without relying on traditional conveyance.
◦In Asia, Weatherford executed multiple complex high-pressure and depleted wells for a major operator using Managed Pressure Wellbore techniques, delivering fast cycle times while avoiding stuck pipe, lost-in-hole events, and well-control incidents.
•Well Construction and Completions (“WCC”)
◦In Saudi Arabia, Weatherford successfully executed the first rigless thru-tubing sand-control gravel-pack operation, restoring a gas well that has been shut-in due to sand production to be fully sand-free without the need for a workover rig. The successful deployment validated the simplicity and effectiveness of our technology, and it is expected to become a recurring implementation.
◦In Indonesia, Weatherford deployed its Vero® One-Touch system for a major operator to improve how well pipes are handled and installed. The system reduced the need for manual intervention, lowering safety risks, while making rig-floor operations more efficient. The integrated spin-in automation delivered faster, more consistent make-up with precise torque control, increasing running efficiency compared to conventional methods.
•Production and Intervention (“PRI”)
◦In the United Kingdom (“UK”), Weatherford completed the first deployment of the AlphaVTM casing system in the Irish Sea’s Liverpool Bay, eliminating a dedicated wellbore-preparation run and increasing trip speeds. The operation delivered meaningful time savings and lowered overall operational costs while marking the first AlphaV whipstock installation in the UK sector.
◦In Oman, Weatherford advanced its digital portfolio by deploying Electric Submersible Pump (“ESP”) Predictive Analytics in collaboration with Petroleum Development Oman within the ForeSite Well Management System, moving the technology from pilot to operational use. The integration of ForeSite® with PetroVisor’s machine-learning framework delivered on-premise to meet stringent cybersecurity requirements, enabled predictive ESP through failure forecasting, run-life estimation, and real-time performance insights. This deployment strengthens Weatherford’s position in AI-driven production optimization and establishes a scalable foundation for broader digital expansion across the region.

Shareholder Return
During the first quarter of 2026, Weatherford paid dividends of $20 million and repurchased shares for $10 million, resulting in a total shareholder return of $30 million.
On April 16, 2026, our Board declared a cash dividend of $0.275 per share of the Company’s ordinary shares. The dividend is payable on June 4, 2026, to shareholders of record as of May 6, 2026.
Other Events
Weatherford announced its proposal to reorganize its corporate structure by redomesticating from Ireland to the U.S., with Texas as its new legal home (the “Redomestication”). The proposed Redomestication is expected to be completed in the third quarter of 2026, subject to shareholder and other customary approvals. This transition is expected to bring greater alignment between our operating profile and structure, simplifies corporate and operational structure, eliminates certain administrative and compliance burdens and costs, provides the possibility of larger U.S. shareholder and lender bases and enables greater agility in managing global tax considerations.
Results by Reportable Segment
Drilling and Evaluation (“DRE”)

	Three Months Ended			Variance
($ in Millions)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025	Seq.		YoY
Revenue	$321	$340	$350	(6)%		(8)%
Segment Adjusted EBITDA	$72	$83	$74	(13)%		(3)%
Segment Adj EBITDA Margin	22.4%	24.4%	21.1%	(198)	bps	129	bps

First quarter 2026 DRE revenue of $321 million decreased by $29 million, or 8% year-over-year, primarily from lower activity in Latin America, Middle East/North Africa/Asia and North America, partly offset by higher Wireline and Drilling Services activity in Europe/Sub-Sahara Africa/Russia. Sequentially, DRE revenue decreased by $19 million, or 6%, primarily from lower activity in Middle East/North Africa/Asia and Latin America, partly offset by higher Drilling Services activity in Europe/Sub-Sahara Africa/Russia and Wireline activity in North America.
First quarter 2026 DRE segment adjusted EBITDA of $72 million decreased by $2 million, or 3% year-over-year, primarily from lower activity in Latin America, Middle East/North Africa/Asia and North America, partly offset by higher Wireline activity in Europe/Sub-Sahara Africa/Russia and higher MPD fall through in Middle East/North Africa/Asia and Europe/Sub-Sahara Africa/Russia. Sequentially, DRE segment adjusted EBITDA decreased by $11 million, or 13%, primarily from lower activity in Middle East/North Africa/Asia and Latin America and lower fall through of Drilling Services in Europe/Sub-Sahara Africa/Russia, partly offset by higher Wireline activity in North America.

Well Construction and Completions (“WCC”)

	Three Months Ended			Variance
($ in Millions)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025	Seq.		YoY
Revenue	$443	$510	$441	(13)%		—%
Segment Adjusted EBITDA	$110	$144	$128	(24)%		(14)%
Segment Adj EBITDA Margin	24.8%	28.2%	29.0%	(340)	bps	(419)	bps
First quarter 2026 WCC revenue of $443 million increased by $2 million, or largely flat year-over-year, primarily from higher Liner Hanger activity, partly offset by lower Cementation Products and TRS activity in Middle East/North Africa/Asia. Sequentially, WCC revenues decreased by $67 million, or 13%, primarily from lower activity across all geographies especially in Middle East/North Africa/Asia.
First quarter 2026 WCC segment adjusted EBITDA of $110 million decreased by $18 million, or 14% year-over-year, primarily from overall flat activity and lower fall through in Middle East/North Africa/Asia, partly offset by higher TRS fall through in North America. Sequentially, WCC segment adjusted EBITDA decreased by $34 million, or 24%, primarily from lower activity across all geographies especially in Middle East/North Africa/Asia.
Production and Intervention (“PRI”)

	Three Months Ended			Variance
($ in Millions)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025	Seq.		YoY
Revenue	$296	$353	$334	(16)%		(11)%
Segment Adjusted EBITDA	$54	$73	$62	(26)%		(13)%
Segment Adj EBITDA Margin	18.2%	20.7%	18.6%	(244)	bps	(32)	bps
First quarter 2026 PRI revenue of $296 million decreased by $38 million, or 11% year-over-year, primarily from the sale of Pressure Pumping business in Argentina and lower Artificial Lift activity in North America, partly offset by higher Subsea Intervention activity. Sequentially, PRI revenue decreased by $57 million, or 16%, primarily from lower activity in Middle East/North Africa/Asia and lower Artificial Lift activity in North America, partly offset by higher Artificial Lift and Pressure Pumping activity in Europe/Sub-Sahara Africa/Russia.
First quarter 2026 PRI segment adjusted EBITDA of $54 million decreased by $8 million, or 13% year-over-year, primarily from lower activity in North America and lower fall through in Middle East/North Africa/Asia, partly offset by higher Subsea Intervention activity in Latin America and higher Digital Solutions fall through in Middle East/North Africa/Asia. Sequentially, PRI segment adjusted EBITDA decreased by $19 million, or 26%, primarily from lower activity in North America, Middle East/North Africa/Asia and Latin America, partly offset by higher Subsea Intervention fall through in Latin America.

Revenue by Geography

	Three Months Ended			Variance
($ in Millions)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025	Seq.	YoY
North America	$220	$249	$250	(12)%	(12)%

International	$932	$1,040	$943	(10)%	(1)%
Latin America	223	248	241	(10)%	(7)%
Middle East/North Africa/Asia	476	556	503	(14)%	(5)%
Europe/Sub-Sahara Africa/Russia	233	236	199	(1)%	17%
Total Revenue	$1,152	$1,289	$1,193	(11)%	(3)%
North America
First quarter 2026 North America revenue of $220 million decreased by $30 million, or 12% year-over-year, primarily from lower activity in U.S. land and U.S. offshore, partly offset by higher Completions activity in Canada. Sequentially, North America revenue decreased by $29 million, or 12%, primarily from lower activity in U.S. land and offshore, partly offset by higher Wireline activity in Canada.
International
First quarter 2026 international revenue of $932 million decreased by $11 million, or 1% year-over-year, and decreased by $108 million, or 10% sequentially.
First quarter 2026 Latin America revenue of $223 million decreased by $18 million, or 7% year-over-year, primarily from lower activity in Argentina especially due to the sale of our Pressure Pumping business, partly offset by a rebound in activity in Mexico. Sequentially, Latin America revenue decreased by $25 million, or 10%, primarily from lower activity in Brazil and Mexico, partly offset by higher Artificial Lift activity in Argentina.
First quarter 2026 Middle East/North Africa/Asia revenue of $476 million decreased by $27 million, or 5% year-over-year, primarily from lower activity on account of heightened geopolitical tensions partly offset by higher Completions activity in Saudi Arabia. Sequentially, the Middle East/North Africa/Asia revenue decreased by $80 million, or 14%, primarily from lower activity on account of heightened geopolitical tensions partly offset by higher Integrated Services and Projects in Saudi Arabia.
First quarter 2026 Europe/Sub-Sahara Africa/Russia revenue of $233 million increased by $34 million, or 17% year-over-year, primarily from higher Integrated Services and Projects and TRS activity in Europe, partly offset by lower Drilling Services activity in Europe. Sequentially, Europe/Sub-Sahara Africa/Russia revenue decreased by $3 million or 1%, primarily from lower WCC activity, partly offset by higher Drilling Services activity in Europe.

About Weatherford
Weatherford is a global energy services company that empowers customers to drill smarter, complete stronger, and produce larger across the full lifecycle of the well. With a differentiated portfolio of market-leading solutions, integrated technologies, and a broad global customer footprint across six continents, we blend advanced engineering, digital intelligence, and world-class field expertise to reduce risk, improve performance, and maximize the value of customer assets. Together, we elevate every operation, delivering stronger wells, sharper decisions, and better energy for the world.
Conference Call Details
Weatherford will host a conference call on Wednesday, April 22, 2026, to discuss the Company’s results for the first quarter ended March 31, 2026. The conference call will begin at 8:30 a.m. Eastern Time (7:30 a.m. Central Time).
Listeners are encouraged to download the accompanying presentation slides which will be available in the investor relations section of the Company’s website.
Listeners can participate in the conference call via a live webcast at https://www.weatherford.com/investor-relations/investor-news-and-events/events/ or by dialing +1 877-328-5344 (within the U.S.) or +1 412-902-6762 (outside of the U.S.) and asking for the Weatherford conference call. Participants should log in or dial in approximately 10 minutes prior to the start of the call.
A telephonic replay of the conference call will be available until May 5, 2026, at 5:00 p.m. Eastern Time. To access the replay, please dial +1 855-669-9658 (within the U.S.) or +1 412-317-0088 (outside of the U.S.) and reference conference number 5490297. A replay and transcript of the earnings call will also be available in the investor relations section of the Company’s website.
Contacts
For Investors:
Luke Lemoine
Senior Vice President, Corporate Development & Investor Relations
+1 713-836-7777
investor.relations@weatherford.com

For Media:
Kelley Hughes
Senior Director, Communications, Marketing & Sustainability
media@weatherford.com

Forward-Looking Statements
This news release contains projections and forward-looking statements concerning, among other things, the Company’s adjusted EBITDA*, adjusted EBITDA margin*, adjusted free cash flow*, shareholder return program, forecasts or expectations regarding business outlook, prospects for its operations, capital expenditures, expectations regarding future financial results, and are also generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “outlook,” “budget,” “intend,” “strategy,” “plan,” “guidance,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, although not all forward-looking statements contain these identifying words. Such statements are based upon the current beliefs of Weatherford’s management and are subject to significant risks, assumptions, and uncertainties. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. Readers are cautioned that forward-looking statements are only estimates and may differ materially from actual future events or results, based on factors including but not limited to: global political, economic and market conditions, political disturbances, war or other global conflicts, terrorist attacks, public health issues such as pandemics, changes in global trade policies, tariffs and sanctions, weak local economic conditions and international currency fluctuations; general global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; various effects from the Russia Ukraine conflict, conflicts in the Middle East (including the Iran conflict) or instability in Latin America, including, but not limited to, nationalization of assets, extended business interruptions, sanctions, treaties and regulations (including changes in the regulatory environment) imposed by various countries, associated operational and logistical challenges, and impacts to the overall global energy supply; cybersecurity issues; our ability to comply with, and respond to, climate change, environmental, social and governance and other sustainability initiatives and future legislative and regulatory measures both globally and in specific geographic regions; the price and price volatility of, and demand for, oil and natural gas; the macroeconomic outlook for the oil and gas industry; our ability to generate cash flow from operations to fund our operations; our ability to effectively and timely adapt our technology portfolio, products and services to remain competitive, and to address and participate in changes to the market demands, including for the transition to alternate sources of energy such as geothermal, carbon capture and responsible abandonment, including our digitalization efforts and our incorporation of artificial intelligence tools, increases in the prices and lead times, and the lack of availability of our procured products and services, including due to macroeconomic and geopolitical conditions such as tariffs and changes in trade policies, our ability to timely collect from customers; our ability to manage our workforce and systems, including the impact of our enterprise resource planning system implementation and business enhancements; our ability to effectively execute our capital allocation framework; our ability to return capital to shareholders, including those related to the timing and amounts (including any plans or commitments in respect thereof) of any dividends and share repurchases; the realization of additional cost savings and operational efficiencies, including as a result of our proposed Redomestication from Ireland to Texas; our ability to receive, in a timely manner and on satisfactory terms, required shareholder and court approval, and to satisfy the other conditions to the proposed Redomestication within the expected timeframe or at all; our ability to realize the expected benefits from the proposed Redomestication; the occurrence of difficulties in connection with the Redomestication, including any costs related thereto; the risk that the proposed Redomestication disrupts current plans and operations; any changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by the tax authorities in Ireland, the United States and other jurisdictions following the proposed Redomestication; and the future financial performance of Weatherford following the Redomestication.

These risks and uncertainties are more fully described in Weatherford’s reports and registration statements filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors described in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Accordingly, you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law, and we caution you not to rely on them unduly.
*Non-GAAP - refer to the section titled Non-GAAP Financial Measures Defined and GAAP to Non-GAAP Financial Measures Reconciled

Additional Information and Where to Find It
In connection with the proposed Redomestication, Weatherford filed a definitive proxy statement with the SEC on April 21, 2026. Weatherford may also file other relevant documents with the SEC regarding the proposed Redomestication. The definitive proxy statement will be mailed to shareholders of Weatherford. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC or sent to Weatherford’s shareholders in connection with the proposed Redomestication.

INVESTORS AND SECURITY HOLDERS OF Weatherford ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT Weatherford AND THE PROPOSED REDOMESTICATION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the definitive proxy statement and other documents containing important information about Weatherford and the proposed Redomestication through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Weatherford are available free of charge on Weatherford’s website at www.weatherford.com.

Participants in the Solicitation
Weatherford and its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from Weatherford’s shareholders in connection with the proposed Redomestication. Information about the directors and executive officers of Weatherford and their ownership of Weatherford’s securities is set forth in the definitive proxy statement relating to the proposed Redomestication (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001603923/000119312526166847/d120523ddef14a.htm), which was filed with the SEC on April 21, 2026, including under the sections entitled “Director Compensation”, “2025 Summary Compensation Table”, “Grants of Plan-Based Awards”, “Outstanding Equity Awards at December 31, 2025”, “Option Exercises and Shares Vested in 2025”, and “Share Ownership”. You may obtain free copies of these documents using the sources indicated above.

Weatherford International plc
Selected Statements of Operations (Unaudited)

	Three Months Ended
($ in Millions, Except Per Share Amounts)	March 31, 2026	December 31, 2025	March 31, 2025
Revenues:
DRE Revenues	$321	$340	$350
WCC Revenues	443	510	441
PRI Revenues	296	353	334
All Other	92	86	68
Total Revenues	1,152	1,289	1,193

Operating Income:
DRE Segment Adjusted EBITDA[1]	$72	$83	$74
WCC Segment Adjusted EBITDA[1]	110	144	128
PRI Segment Adjusted EBITDA[1]	54	73	62
All Other[2]	13	5	4
Corporate[2]	(16)	(14)	(15)
Depreciation and Amortization	(70)	(74)	(62)
Share-based Compensation	(12)	(12)	(7)
Restructuring Charges	(13)	(7)	(29)
Other (Charges) Credits, Net	(15)	1	(13)
Operating Income	123	199	142

Other Expense:
Interest Expense, Net of Interest Income of $10, $10, and $11	(17)	(21)	(26)
Loss on Extinguishment of Debt and Bond Redemption Premium	—	(38)	(1)
Other Expense, Net	(1)	(12)	(19)
Income Before Income Taxes	105	128	96
Income Tax (Provision) Benefit	4	11	(10)
Net Income	109	139	86
Net Income Attributable to Noncontrolling Interests	1	1	10
Net Income Attributable to Weatherford	$108	$138	$76

Basic Income Per Share	$1.50	$1.92	$1.04
Basic Weighted Average Shares Outstanding	71.9	71.8	73.1

Diluted Income Per Share	$1.49	$1.91	$1.03
Diluted Weighted Average Shares Outstanding	72.2	72.5	73.4

[1]Segment adjusted EBITDA is our primary measure of segment profitability under U.S. GAAP ASC 280 “Segment Reporting” and represents segment earnings before interest, taxes, depreciation, amortization, share-based compensation, restructuring charges and other adjustments. Research and development expenses are included in segment adjusted EBITDA.
[2]All Other includes results from non-core business activities (including integrated services and projects), and Corporate includes overhead support and centrally managed or shared facilities costs. All Other and Corporate do not individually meet the criteria for segment reporting.

Weatherford International plc
Selected Balance Sheet Data (Unaudited)

($ in Millions)	March 31, 2026	December 31, 2025
Assets:
Cash and Cash Equivalents	$1,012	$987
Restricted Cash	38	55
Accounts Receivable, Net	1,166	1,234
Inventories, Net	824	836
Property, Plant and Equipment, Net	1,130	1,124
Intangibles, Net	275	285

Liabilities:
Accounts Payable	630	650
Accrued Salaries and Benefits	224	285
Current Portion of Long-term Debt	31	30
Long-term Debt	1,453	1,455

Shareholders’ Equity:
Total Shareholders’ Equity	1,759	1,696

Weatherford International plc
Selected Cash Flows Information (Unaudited)

	Three Months Ended
($ in Millions)	March 31, 2026	December 31, 2025	March 31, 2025
Cash Flows From Operating Activities:
Net Income	$109	$139	$86
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation and Amortization	70	74	62
Foreign Exchange Losses (Gain)	(4)	5	13
Gain on Disposition of Assets	(6)	(3)	(1)
Deferred Income Tax Provision (Benefit)	9	(27)	7
Share-Based Compensation	12	12	7
Changes in Accounts Receivable, Inventory, Accounts Payable and Accrued Salaries and Benefits	(13)	57	(17)
Other Changes, Net	(41)	11	(15)
Net Cash Provided By Operating Activities	136	268	142

Cash Flows From Investing Activities:
Capital Expenditures for Property, Plant and Equipment	(54)	(51)	(77)
Proceeds from Disposition of Assets	3	5	1
Purchases of Blue Chip Swap Securities	(3)	(14)	—
Proceeds from Sales of Blue Chip Swap Securities	3	13	—
Other Investing Activities	(17)	(16)	(3)
Net Cash Used In Investing Activities	(68)	(63)	(79)

Cash Flows From Financing Activities:
Borrowings of Long-term Debt	—	1,200	—
Debt Issuance Costs	(1)	(18)	—
Repayments of Long-term Debt	(8)	(1,308)	(39)
Distributions to Noncontrolling Interests	—	(13)	—
Tax Remittance on Equity Awards	(17)	(1)	(20)
Share Repurchases	(10)	(7)	(53)
Dividends Paid	(20)	(18)	(18)
Other Financing Activities	—	(32)	(3)
Net Cash Used In Financing Activities	$(56)	$(197)	$(133)

Weatherford International plc
Non-GAAP Financial Measures Defined (Unaudited)

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, Weatherford’s management believes that certain non-GAAP financial measures (as defined under the SEC’s Regulation G and Item 10(e) of Regulation S-K) may provide users of this financial information additional meaningful comparisons between current results and results of prior periods and comparisons with peer companies. The non-GAAP amounts shown in the following tables should not be considered as substitutes for results reported in accordance with GAAP but should be viewed in addition to the Company’s reported results prepared in accordance with GAAP.

Adjusted EBITDA* - Adjusted EBITDA* is a non-GAAP measure and represents consolidated income before interest expense, net, income taxes, depreciation and amortization expense, and excludes, among other items, restructuring charges, share-based compensation expense, as well as other charges and credits. Management believes adjusted EBITDA* is useful to assess and understand normalized operating performance and trends. Adjusted EBITDA* should be considered in addition to, but not as a substitute for consolidated net income and should be viewed in addition to the Company's reported results prepared in accordance with GAAP.

Adjusted EBITDA margin* - Adjusted EBITDA margin* is a non-GAAP measure which is calculated by dividing consolidated adjusted EBITDA* by consolidated revenues. Management believes adjusted EBITDA margin* is useful to assess and understand normalized operating performance and trends. Adjusted EBITDA margin* should be considered in addition to, but not as a substitute for consolidated net income margin and should be viewed in addition to the Company's reported results prepared in accordance with GAAP.

Adjusted Free Cash Flow* - Adjusted Free Cash Flow* is a non-GAAP measure and represents cash flows provided by (used in) operating activities, less capital expenditures plus proceeds from the disposition of assets. Management believes adjusted free cash flow* is useful to understand our performance at generating cash and demonstrates our discipline around the use of cash. Adjusted free cash flow* should be considered in addition to, but not as a substitute for cash flows provided by operating activities and should be viewed in addition to the Company's reported results prepared in accordance with GAAP.

Net Debt* - Net Debt* is a non-GAAP measure that is calculated taking short and long-term debt less cash and cash equivalents and restricted cash. Management believes the net debt* is useful to assess the level of debt in excess of cash and cash and equivalents as we monitor our ability to repay and service our debt. Net debt* should be considered in addition to, but not as a substitute for overall debt and total cash and should be viewed in addition to the Company’s results prepared in accordance with GAAP.

Net Leverage* - Net Leverage* is a non-GAAP measure which is calculated by taking net debt* divided by adjusted EBITDA* for the trailing 12 months. Management believes the net leverage* is useful to understand our ability to repay and service our debt. Net leverage* should be considered in addition to, but not as a substitute for the individual components of above defined net debt* divided by consolidated net income attributable to Weatherford and should be viewed in addition to the Company’s reported results prepared in accordance with GAAP.

*Non-GAAP - as defined above and reconciled to the GAAP measures in the section titled GAAP to Non-GAAP Financial Measures Reconciled

Weatherford International plc
GAAP to Non-GAAP Financial Measures Reconciled (Unaudited)

	Three Months Ended
($ in Millions, Except Margin in Percentages)	March 31, 2026	December 31, 2025	March 31, 2025
Revenues	$1,152	$1,289	$1,193
Net Income Attributable to Weatherford	$108	$138	$76
Net Income Margin	9.4%	10.7%	6.4%
Adjusted EBITDA*	$233	$291	$253
Adjusted EBITDA Margin*	20.2%	22.6%	21.2%

Net Income Attributable to Weatherford	$108	$138	$76
Net Income Attributable to Noncontrolling Interests	1	1	10
Income Tax Provision (Benefit)	(4)	(11)	10
Interest Expense, Net of Interest Income of $10, $10, and $11	17	21	26
Loss on Extinguishment of Debt and Bond Redemption Premium	—	38	1
Other Expense, Net	1	12	19
Operating Income	123	199	142
Depreciation and Amortization	70	74	62
Other Charges (Credits), Net[1]	15	(1)	13
Restructuring Charges	13	7	29
Share-Based Compensation	12	12	7
Adjusted EBITDA*	$233	$291	$253

Net Cash Provided By Operating Activities	$136	$268	$142
Capital Expenditures for Property, Plant and Equipment	(54)	(51)	(77)
Proceeds from Disposition of Assets	3	5	1
Adjusted Free Cash Flow*	$85	$222	$66
[1]Other Charges, Net in the three months ended March 31, 2026 primarily includes legal fees related to the Redomestication. Other Charges, Net in the three months ended March 31, 2025 primarily includes fees to third-party financial institutions related to collections of certain receivables from our largest customer in Mexico.

*Non-GAAP - as reconciled to the GAAP measures above and defined in the section titled Non-GAAP Financial Measures Defined

Weatherford International plc
GAAP to Non-GAAP Financial Measures Reconciled Continued (Unaudited)

($ in Millions)	March 31, 2026		December 31, 2025		March 31, 2025
Current Portion of Long-term Debt	$31		$30		$22
Long-term Debt	1,453		1,455		1,583
Total Debt	$1,484		$1,485		$1,605

Cash and Cash Equivalents	$1,012		$987		$873
Restricted Cash	38		55		57
Total Cash	$1,050		$1,042		$930

Components of Net Debt
Current Portion of Long-term Debt	$31		$30		$22
Long-term Debt	1,453		1,455		1,583
Less: Cash and Cash Equivalents	1,012		987		873
Less: Restricted Cash	38		55		57
Net Debt*	$434		$443		$675

Net Income for trailing 12 months	$463		$431		$470
Adjusted EBITDA* for trailing 12 months	$1,047		$1,067		$1,299

Net Leverage* (Net Debt*/Adjusted EBITDA*)	0.41	x	0.42	x	0.52	x

*Non-GAAP - as reconciled to the GAAP measures above and defined in the section titled Non-GAAP Financial Measures Defined